NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS
(“NI 44-101”)

November 7, 2007

To:	British Columbia Securities Commission, as notice regulator, and voluntarily filed with the Alberta Securities Commission

Crosshair Exploration & Mining Corp. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

CROSSHAIR EXPLORATION & MINING CORP.

By:	“Mark J. Morabito”
Mark J. Morabito
President and Chief Executive Officer